Writer's Direct Dial: (212) 225-2630 E-mail: dsternberg@cgsh.com

April 11, 2007

BY EDGAR AND FASCIMILE Adé K. Heyliger, Esq. Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303

Re:

Applebee's International, Inc. Preliminary Proxy Statement on Schedule 14A filed March 29, 2007
Soliciting Materials filed March 9, February 13, January 26, 2007 and December 11, 2006 Pursuant to Rule 14a-12
By Breeden Capital Management LLC et al.
File No. 000-17962

Dear Mr. Heyliger,

On behalf of Breeden Capital Management LLC, Breeden Partners L.P., Breeden Partners (California) L.P., Breeden Partners Holdco Ltd., Richard C. Breeden, Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Richard Breeden, dated April 10, 2007 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement on Schedule 14A filed March 29, 2007 (the “Preliminary Proxy Statement”).

Concurrently with the delivery of this letter, the Filing Persons are filing a revised preliminary proxy statement, dated April 11, 2007 (the “Revised Preliminary Proxy

Adé K. Heyliger, Esq., p. 2

Statement”), containing the revisions described in this letter. For your convenience, we are providing a courtesy copy of the Revised Preliminary Proxy Statement, marked to show all changes from the Preliminary Proxy Statement.

Schedule 14A

1.

We note you refer security holders to information that you are required to provide and will be contained in the Company Proxy Statement for the 2007 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

The Staff is correct that the Filing Persons are relying on Rule 14a-5(c) with respect to information contained in the Company’s 2007 proxy statement. We note that the Company filed its definitive proxy statement on April 9, 2007 and thus believe that reliance on the Rule is appropriate. The Revised Preliminary Proxy Statement includes changes to reflect that the Company has filed its definitive proxy statements and the updated information regarding the date and location of the annual meeting contained therein.

Proxy Statement

Proposal 1, page 4

2.	Please expand your disclosure here to state that there is no assurance that the Company’s nominees will serve if elected with any of your Nominees.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by including the expanded disclosure.

3.

The reference to a new policy to control wasteful spending implies the incumbent Board currently engages in wasteful spending. Revise to remove the implication the incumbent board has committed a breach of fiduciary duty.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by removing the reference to wasteful spending.

4.	The filing persons are not capable of certifying that the nominees, if elected, will result in the board becoming “stronger.” Please revise.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by deleting the language in question.

5.	The nominees, if elected, will only constitute one-third of the Board of Directors and will not be able commit the Board to acting “upon opportunities for creating value.”

Adé K. Heyliger, Esq., p. 3

Because the nominees cannot guarantee the future actions of the nominees, please revise the statement that suggests the four nominees will command such influence.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by deleting the language in question.

Proposal 2. page 6

6.

We note your statement that you are currently reviewing this proposal and will disclose your recommendation to shareholders and how shares will be voted in the definitive proxy statement furnished to shareholders. Please note that we consider disclosure of your recommendation and of how such shares will be voted as a material change requiring the filing of a revised preliminary proxy statement. Please confirm your understanding and revise your disclosure accordingly, or advise.

The Revised Preliminary Proxy Statement has been revised to indicate that the Filing Persons support Proposal 2 and that uninstructed proxies will be voted in favor of its adoption as recommended by the Company.

Information about the Participants, page 6

7.	The nominees are participants in the solicitation. See Instruction 3 to Item 4 of Schedule 14A. Please delete the “may be deemed” language.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by stating explicitly that the nominees are participants.

Agreements with Nominees, page 6

8.	Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement. See Rule 14a-4(d) of Regulation 14A.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by indicating affirmatively that the nominees have consented to be named in the proxy statement.

Cost and Method of Solicitation, page 9

9.

We note that you may employ various methods to solicit proxies, including mail, Internet, telephone or electronically. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, please tell us which websites you plan to utilize to solicit proxies.

Adé K. Heyliger, Esq., p. 4

We confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. The Filing Persons have not made any final determination as to whether any websites will be utilized to solicit proxies. When and if a decision is made in that regard, the Filing Persons undertake to inform the Staff on a supplemental basis and make any required filings of website materials.

Additional Information, page 9

10.

The reference to the Company’s proxy statement is incomplete. Please revise to include the disclosure required by Rule 14a-5(e) of Regulation 14A, or amend the disclosure in this section to specifically address the disclosure governed by this provision.

The Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by amending the disclosure in this section to specifically reference the disclosures required by Rule 14a-5(e).

*        *        *

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Revised Preliminary Proxy Statement or these responses, please feel free to contact me at (212) 225-2630 or my colleagues, Alan L. Beller at (212) 225-2450 or Esther Farkas at (212) 225-2513. In addition, you may direct correspondence to any of us by facsimile at (212) 225-3999.

Sincerely,

/s/ Daniel S. Sternberg

Daniel S. Sternberg

cc: Richard C. Breeden